CURVATURE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions	$	629,137
Trading		141
Interest		6
Total revenues	$	629,284
EXPENSES		
Compensation and benefits		69,170
Professional services		181,604
IT, data and communications		46,174
Clearing costs		42,093
Licenses and registration		6,478
Occupancy and equipment		4,560
Office expenses		953
Insurance		973
Other expenses		769
Total expenses		352,774
NET INCOME	$	276,510

See accompanying notes